Corus Group plc

29 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer
Corus Group plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

3.	Name of person discharging managerial responsibilities/director

Mr P Varin
Mr D M Lloyd
Mr R Henstra

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Holding of
Mr P Varin
Mr D M Lloyd
Mr R Henstra

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares 50p each

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr P Varin – 642,560
Mr D M Lloyd – 121,969
Mr R Henstra – 53,050

8.	State the nature of the transaction

Corus Executive Share Option Scheme – Exercise of Option
Mr P Varin – 642,560 @ 79.30p per share
Mr D M Lloyd – 3,186 @ 592.33p per share
16,268 @ 583.46p per share
102,515 @ 268.21p per share
Mr R Henstra – 21,319 @ 583.46p per share
31,731 @ 268.21p per share

9.	Number of shares, debentures or financial instruments relating to shares acquired

Mr P Varin - 642,560 ordinary shares
Mr D M Lloyd - 121,969 ordinary shares
Mr R Henstra - 53,050 ordinary shares

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.06%
0.01%
0.00%

11.	Number of shares, debentures or financial instruments relating to shares disposed

n/a

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13.	Price per share or value of transaction

509,550.08
388,744.38
209,493.56

14.	Date and place of transaction

28 March 2007, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

	Mr P Varin -	917,192	0.09%
	Mr D M Lloyd	139,580	0.01%
	Mr R Henstra	53,050	0.00%

16.	Date issuer informed of transaction

28 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

n/a

18.	Period during which or date on which it can be exercised

n/a

19.	Total amount paid (if any) for grant of the option

n/a

20.	Description of shares or debentures involved (class and number)

n/a

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
n/a

22.	Total number of shares or debentures over which options held following notification

n/a

23.	Any additional information

n/a

24.	Name of contact and telephone number for queries

Theresa Robinson 020 7717 4528

Name and signature of duly authorised officer of issuer responsible for making notification

Allison Scandrett, Deputy Company Secretary, 020 7717 4526

Date of notification

29 March 2007